Exhibit 99.1

ASX Announcement	29 June 2015

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Acquisition of Eagle Ford and Cooper Basin Assets

Sundance Energy Australia Ltd (ASX: SEA, Sundance) is pleased to announce it has entered a Share and Asset Sale Agreement (“SSA”) for the acquisition of New Standard Energy Ltd’s (ASX: NSE, New Standard) U.S. and Cooper Basin assets. The SSA is subject to approval by NSE’s shareholders and other customary conditions precedent, including due diligence.

•                  Key assets to be acquired include:

•                  ~5,500 net acres in Atascosa County, Texas inclusive of 7 producing wells with ~175 boepd of net current production and 2 wells that have been drilled but not completed;

•                  Hedges covering approximately 23,000 barrels of oil at an average floor price of $78.00 per barrel;

•                  A 17.5% working interest in PEL570 in the Cooper Basin, and

•                  122 million shares of Elixir Petroleum Ltd (ASX: EXR)

•                  Consideration for the acquisition includes:

•                  Repayment of NSE’s note with Credit Suisse upon closing of the transaction at face value of US$14.6 million with no prepayment penalties. The acquisition is conditional upon Credit Suisse assigning its 2.5% overriding royalty on NSE’s Eagle Ford assets to Sundance upon payoff of the note;

•                  Issuance to NSE of 6 million new fully paid ordinary SEA shares ;

•                  Assumption of a net working capital deficit of ~US$0.9 million ;

•                  Payment of ~A$250,000 upon signing of the SSA in relation to the acquisition of the 122 million EXR shares.

•                  Upon closing of the SSA, Sundance expects to sell 25% of the assets acquired from New Standard, and ~400 net acres (25%) of Sundance’s Charlotte Ranch lease in Atascosa County, Texas to Quintanilla Management Company (“QMC”).

Following completion of the acquisition, and net of the sale to QMC, Sundance will have the following key characteristics:

•                 ~37,000 net acres in the Eagle Ford;

•                 Pro forma Q1 2015 production of ~9,800 boepd;

•                  Pro forma proved reserves of ~29.6 mmboe, 2P reserves of 59.0 mmboe, and 3P reserves of 164.2 mmboe.  SEA’s reserves are as of 31 December 2014 based on $91.48 per barrel WTI pricing and NSE’s reserves are as of 30 September 2014 based on $87.00 per barrel WTI pricing.  Both SEA’s and NSE’s reserves were evaluated by Netherland Sewell and Associates; and

•                 A 17.5% working interest in PEL570 in the highly prospective Patchawarra Trough in the Cooper Basin.

For more information, please contact:

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.  The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Anadarko Basins.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Disclaimer

Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements.  These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.